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JON GAINES jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

June 12, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re: Gemcorp Commodities Alternative Products Fund (the “Fund”)

(File No. 811-23940)

Dear Mr. Brodsky:

This letter responds to comments that Thankam Varghese conveyed to me telephonically on June 10, 2024 regarding the Fund’s registration statement on Form N-2, filed as a POS AMI filing with the Securities and Exchange Commission (the “Commission”) on May 14, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Amendment No. 2 thereto (the “Amendment”) in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Summary of Terms, Investment Opportunities and Strategies (pages 1-5)

1.

Comment: We note your response to prior Comment 17 of the initial comment response letter, dated as of May 14, 2024 (the “Initial Response Letter”) concerning the Fund’s compliance with custody obligations under Section 17(f) of the 1940 Act and rules thereunder. Please identify the specific types of physical commodities that the Fund will hold as well as the custodian for each asset. Please also disclose how the custodian[s] will comply with custody obligations under Section 17(f) of the 1940 Act and rules thereunder.

Response: The Fund will only hold physical commodities in two ways. First, it may receive bills of lading or warehouse receipts entitling it to certain underlying physical commodities as collateral for certain trade finance transactions. All bills of lading and warehouse receipts will be physically held in the custody of either (i) a U.S. bank or (ii) an “Eligible Foreign Custodian”, as such term is defined in Rule 17f-5 under the 1940 Act. This will appropriate prevent any misappropriation of the assets in accordance with the plain requirements of Section 17(f) and the applicable rules promulgated thereunder.

Second, the Fund may from time to time hold Gold. Gold will be held in segregated lots within a London Metal Exchange (“LME”) licensed warehouse that adheres to the highest industry standards of practice. We believe such custody is entirely consistent with the guidance provided by the SEC staff (the “Staff”) in the Brink’s No-Action Letter (pub. available Feb. 11, 2014) (the “Brink’s Letter”). In the Brink’s Letter, the Staff indicated that it would not recommend enforcement action if gold bullion and other precious metals (“Precious Metals”) were stored with Brink’s rather than a bank. In reaching this conclusion, the Staffed noted in particular that:

•

“Brink’s remains a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company or continues to provide financial disclosure about its operations substantively equivalent in all material respects to the information that Brink’s currently is required to disclose;

•

In the United States, with respect to each such vault or secure facility, Brink’s remains a NYMEX/COMEX-approved Licensed Depository and, in the United Kingdom, Brink’s remains an LMBA-member providing Precious Metals vaults and secure facilities;

•	Brink’s vaults - whether located in the United States or in London—provide substantially equivalent protections against misappropriation; and

•

Brink’s continues to maintain insurance coverage of at least $1 billion with respect to each such vault or secure facility to cover any custody-related losses incurred by its customers, including Funds. The insurance coverage must be available for each and every claim, which means that previous claims do not reduce the $1 billion of insurance coverage per vault or secure facility available for future claims.”

In the case of the Fund, the LME licensed warehouses are assessed to ensure they have both adequate insurance and capital to meet the LME standards (“Applicants to be a Warehouse will be considered for approval and listing in an existing or new Delivery Point subject to completion of a Warehouse Agreement application form supported by evidence of insurance, capital adequacy and other documents as detailed by the LME from time to time.”).1 Further, consistent with the Brink’s letter, the LME warehouse are members of the primary industry group for metal trading in the world,2 and appropriate standards and guidance for security will accordingly be followed at any licensed warehouse. Further, the LME itself is a Recognized Investment Exchange (RIE), regulated directly by the Financial Conduct Authority (FCA), and accordingly subject to substantial government oversight. Finally, in any case, any applicable warehouse receipts, which must be presented in order to take possession of the applicable precious metal will be physically held in the custody of either (i) a U.S. Bank or (ii) an Eligible Foreign Custodian in accordance with the requirement of Section 17(f).

Investment Objective, Opportunities and Strategies, Investment Opportunities and Strategies (pages 20-21)

2.

Comment: We note your response to prior Comment 24 of the Initial Response Letter concerning the Fund’s intended use of certain types of derivatives. Please tailor the principal investment strategy disclosure related to derivatives, specifically as to how the Fund expects to be managed and address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Please disclose the purpose that the derivatives are intended to serve in the portfolio and the extent to which derivatives are expected to be used.

Response: The Fund has incorporated this comment and the principal investment strategy has been revised as follows:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in commodity-related and commodity-linked instruments, securities, derivatives, supply chain financings and physical commodities.

[1]	See LME Policy on approval of warehouses, available at: file:///C:/Users/JoGaines/Downloads/Policy%20on%20the%20Approval%20and%20Operation%20of%20Warehouses%20(1).pdf
[2]	According to the LME, “The majority of all non-ferrous metal futures business is transacted on [the LME] platforms. See, https://www.lme.com/en/about?sc_camp=8B7AEB5E26784CA4F20FFDECD42BF35C.

The Fund will allocate its investments in credit and equity investments across any number of the following strategies:

(a)

commodity-linked credit, which broadly includes syndicated loans and bonds, first lien loans, second lien loans, unitranche loans, mezzanine debt and credit derivatives (including swaps) made in respect of companies for which a primary or material focus is the production, distribution or sale of commodities (“Commodity-Related Companies”) and countries where at least 50% of a given country’s share of allocated merchandise exports results from commodities as defined by the United Nations Conference on Trade and Development or enterprises owned by such countries (“Commodity-Related Sovereigns”);

(b)

commodity-linked equities, which include common and preferred equity, limited partnership interests in commodity-related vehicles and private investments in public equity (“PIPES”) and equity derivatives made in respect of Commodity-Related Companies and Commodity-Related Sovereigns;

(c)	supply chain financing (trade finance, physical commodity financings and procurement financings);

(d)	exposure to physical commodities through long and short derivative positions; and

(e)	physical gold.

There can be no assurance that the Fund will achieve its investment objective.

Across these strategies, the Fund will source and execute transactions through different investment strategies including through (i) purchasing debt and equity instruments in the secondary market, (ii) originating (i.e., negotiating and structuring) transactions by directly engaging with counter parties and (iii) opportunistically investing in other types of investments, sectors and/or issuers that take advantage of market dislocations across both expansionary and recessionary economic cycles, as well as transient periods of market volatility (“Special Situations”).

The Fund intends to invest in derivatives in an amount not to exceed 20% of the value of the Fund’s total assets. For investment purposes, the Fund may hedge its exposure to currency, underlying commodities or other risks associated with these investments as needed.

The Fund may invest in additional strategies in the future. In addition, the Fund may invest its assets in particular sectors of the commodities futures markets, including the soft commodities, metals and mining, and oil and energy sectors.

3.

Comment: We note that the principal risk disclosure section addresses swaps, but the principal strategies section does not. Please ensure that all risk language in the principal risks section is also included in the principal investment strategies section.

Response: The Fund has implemented this comment and the disclosure has been revised accordingly.

4.

Comment: We note your response to prior Comment 25 of the Initial Response Letter. Please further disclose how the Fund defines companies that provide technology and services to commodity-related companies. Please supplementally explain the nexus between the fund’s name and companies that provide technology and services to commodity related companies.

Response: The Fund has incorporated this comment and the impacted disclosure has been revised as follows:

The Fund defines companies that provide technology and services to commodity-related companies as companies that have as a primary aspect of their business of (i) designing of and maintaining technology utilized by commodity related companies and (ii) providing services to commodity related companies, respectively. These could include, for example, companies that create and sell technologies which help farmers with their crops or miners extract their minerals and include temperature and moisture sensors, 3D mapping, aerial images, GPS technology and general automation.

Additionally, the Fund notes that companies that provide technology and services to commodity services companies are highly correlated with commodity services companies and the commodities market more broadly. Accordingly, we believe that they provide exposure to the risks and returns of an investment in commodities, as suggested by the Fund’s name.

Investment Objective, Opportunities and Strategies, Risk Management (page 23)

5.	Comment: Please disclose how the Fund expects to obtain leverage of 33 1/3% of the Fund’s net asset value (“NAV”).

Response: The Fund has implemented this comment and the disclosure has been revised accordingly.

Management of the Fund (pages 66-67)

6.

Comment: We note your acknowledgement of prior Comment 34 of the Initial Response Letter. Please include appropriate disclosure that provides a basis to assess the expertise and experience of Gemcorp Capital Advisors LLC (the “Adviser”) with respect to foreign investments.

Response: The Fund has incorporated this comment and the Investment Objective, Opportunities and Strategies – Access to Gemcorp Transaction Flow and Benefits of Platform section has been revised as follows:

The Fund expects to benefit from the expertise and experience of the Adviser, including with respect to foreign investments. Ahmad Al-Sati is the portfolio manager of the Adviser. Ahmad has almost 20 years of experience investing and executing transactions globally and across the capital structure in the energy, renewables, and commodities sectors and has executed deals in 30 countries. Prior to joining the Adviser, Ahmad was President of Pandion Mine Finance, LP and RiverMet Resource Capital, L.P. - a fund focused on investing in precious metals and commodities. In that role, he was responsible for managing the investment portfolio as well as day-to-day operations of the SEC registered investment advisor. Previously, Ahmad was an investment partner and a voting member of the investment committee at Albright Capital - a global investment firm focused on the global emerging markets. Ahmad received a BA from Wesleyan University with Honors, a JD from Columbia Law School, and an MBA from NYU’s Stern School of Business.

Additionally, the Gemcorp Group was founded in 2014 and currently manages approximately USD $1.1 billion and has over 150 direct employees across its investment management and commodities businesses. Over 10 years, the Gemcorp Group has developed a business model addressing a significant untapped market, delivering high impact investments, and is led by a strong management team with investing experience across multiple credit and commodities cycles. The Gemcorp Group operates globally, utilizing, as appropriate, a one-platform approach to investing and business building in the emerging and commodities markets.

The Adviser seeks to benefit from the market presence, scale, infrastructure and demonstrated investment experience and risk management of the Gemcorp Group to enhance its access to transaction flow and a broad set of investment opportunities across the commodities investment spectrum. This presence allows the Adviser to draw from the collective market insight, industry expertise, contacts and experience across the commodities investment space.

The Adviser believes that there are substantial benefits to the Fund from having access to the Gemcorp Group’s industry experience and insight. Such benefits include, but are not limited to:

•	Benefiting from the global experience of principals, propriety network, on the ground presence as well as direct ownership of commodity assets,

•	An existing robust and tested risk management framework tailored to the commodities and supply chain finance space.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, Fundamental Investment Restrictions (page B-11-B-12)

7.

Comment: We note your response to prior Comment 41 of the Initial Response Letter concerning the Fund’s fundamental policy regarding concentration. We note that commodities do not appear to be a sector or industry reflected in the Global Industry Classification Standard (GICS). Please revise the concentration policy to reference a specific industry or group of industries.

Response: We respectfully acknowledge this comment and note that the use of the Global Industry Classification Standard (GICS) is not required by Form N-2 or the SEC staff’s published guidance. We believe that commodities is an appropriate industry as it covers a group of companies that are correlated in their risks and returns and gives appropriate notice to shareholders of the concentration of economic exposure that they will receive by investing in the Fund.

The GICS does not specifically categorize commodities themselves but rather classifies companies based on their primary business activities. Further, regulatory frameworks generally recognize commodities as a distinct asset class. For example, the SEC registers and regulates commodity trading advisers and commodity pools under the Commodity Exchange Act and the CFTC regulates commodity futures and options markets.

As discussed in the Principal Investment Strategies and Investment Objective sections, the Fund invests in commodity-related and commodity-linked instruments, securities, derivatives, supply chain financings and physical commodities. We believe that artificially dividing commodities into various industries or groups of industries covered by GICS or a similar standard would present a less informative disclosure to investors and not convey the real focus and risk/return thesis of the Fund appropriately. Because the Fund may invest in a wider range of assets and markets, including emerging commodities or new markets not fully represented in the GICS framework, to enumerate specific GICS categories in the Fund’s concentration policy would be misleading to investors. Therefore, despite the detailed structure of GICS, a general approach to commodities in a fund’s concentration policy aligns with the Fund’s investment objectives and provides greater clarity to investors.

For these reasons, we believe that commodities should remain as the Fund’s industry concentration.

GENERAL COMMENTS

8.	Comment: Please provide a basis for registration of the Adviser as an investment adviser.

Response: The Adviser is currently in registration with the SEC under Rule 203A-2(c). It has filed its Form ADV and will be registered in advance of the commencement of the Fund’s operations. We will reflect this comment and provide the SEC File Number for the Adviser’s Form ADV, when available, in future post-effective amendment filings when available.

9.	Comment: Please supplementally confirm that the Fund has not launched and provide an anticipated launch date.

Response: We confirm that the Fund has not yet launched and that we anticipate a launch date of September 2024.

10.	Comment: Explain whether the Fund or Adviser conducts or plans to conduct business with entities subject to OFAC sanctions.

Response: We hereby confirm that neither the Fund nor the Adviser conducts or plans to conduct any business whatsoever with entities subject to OFAC sanctions.

11.	Comment: Explain to the Staff whether the Fund or Adviser will invest directly or indirectly in Russia or otherwise facilitate investments in Russia.

Response: We hereby confirm that neither the Fund nor the Adviser will invest directly or indirectly in Russia or otherwise facilitate investments in Russia.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/Jonathan Gaines

Jonathan Gaines